PUBLIC

24000477 ꓷN

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51431

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Presidio Merchant Partners LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

FEB 23 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

255 Clayton Street, Suite 200
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brodie Cobb	(415) 449-2525	bcobb@thepresidiogroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brodie Cobb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENEVIEVE D. DURBIN
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20224005835
MY COMMISSION EXPIRES FEB 10, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

SEC Mail Processing
FEB 29 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Presidio Merchant Partners LLC
Table of Contents
December 31, 2023

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 20, 2024

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2023		
Assets		
Cash	$	2,303,796
Accounts receivable		7,427
Prepaid expenses and other assets		948,520
Operating lease right-of-use assets		872,050
Property and equipment, net		60,424
Leasehold improvements, net		26,503
Total Assets	$	4,218,720
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	68,306
Accrued distribution		2,500
Accrued compensation		202,610
Deferred revenue		150,000
Operating lease liabilities		925,210
Total liabilities		1,348,626
Member's Equity		2,870,094
Total Liabilities and Member's Equity	$	4,218,720

See accompanying Notes to Financial Statement

1. The Company and Its Significant Policies

The Company

Presidio Merchant Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC ("the Parent") doing business as The Presidio Group LLC. As a limited liability company, the liability of the Parent is limited to the value of its membership interest.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2023.

Accounts Receivable

Accounts receivable represents amounts that have been earned in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

1. The Company and Its Significant Policies (continued)

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2023, the Company had four long term operating leases and one short term operating lease. The Company has no finance leases.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the three year estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Leasehold Improvements
Leasehold improvements are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected remaining life of the lease.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2019.

2. Property and Equipment

Details of property and equipment at December 31, 2023 are as follows:

Furniture	$ 223,965
Computer Equipment	33,801
Fixtures	10,365
Less accumulated depreciation	207,707
Property and equipment, net	$ 60,424

3. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $33,750 and $7,427 as of January 1, 2023 and December 31, 2023, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $239,975 and $150,000 as of January 1, 2023 and December 31, 2023, respectively.

4. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. As of December 31, 2023, the profit sharing contribution of $155,900 remained accrued and is included in accrued compensation on the Statement of Financial Condition.

5. Related Party Transactions

At the sole discretion of Parent's manager, the Company generally makes distributions of 10% of gross revenue less allocated expenses. For the year ended December 31, 2023, distributions totaled $1,480,865 of which $832,885 was paid in cash, $645,480 in warrant securities, and $2,500 was payable to the Parent as of December 31, 2023. Periodically, the Company has outstanding payables and receivables arising from transactions with the Parent.

Operating Leases
Operating leases are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

5. Related Party Transactions (continued)

Operating Leases (continued)

The Parent has operating leases for equipment in Duluth, Georgia and Denver, Colorado. The Parent has operating leases for office space in San Francisco, California, Denver, Colorado, and Norcross, Georgia. The Parent has an operating sublease for office space in Duluth, Georgia. Since the Company has the benefit of the related assets and pays all costs associated with operating leases and sublease, the ROU assets and operating lease liabilities related to leases and sublease are included in the Company's Statement of Financial Condition. There is an option to extend the term of the Denver office lease for two additional successive periods for a total of five years but it is uncertain if the Company will exercise this lease extension option. There was one option to extend the term of the San Francisco office lease for a period of four years but the Company did not exercise this lease extension option and the lease terminated on January 31, 2023. Therefore, the lease ROU asset and liability do not include an extended lease term option.

For the year ended December 31, 2023, information pertaining to related party operating leases and sublease is as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 872,050
Operating lease liabilities	$ 925,210
Weighted average remaining lease terms	50.71 months
Weighted average discount rate	5.00%

Supplemental Cash Flow Information	
Operating Lease ROU Assets:	
ROU assets on January 1, 2023	$1,058,671
ROU asset obtained in exchange for lease obligation	10,592
Amortization of ROU assets	(197,213)
Operating lease ROU assets for the year ended December 31, 2023	$ 872,050
Payments made on operating lease liabilities	$ 186,073

Maturities of operating lease liabilities	
2024	$ 228,837
2025	245,742
2026	250,813
2027	209,339
2028	92,035
Total lease payments	$1,026,766
Less discount	(101,556)
Total operating lease liabilities	$ 925,210

5. Related Party Transactions (continued)

Operating Leases (continued)

On December 14, 2023, the Company amended the Norcross, Georgia operating lease for office space. Effective February 1, 2024, the amendment expands the rentable square footage and extends the term of the lease for sixty-two months.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

For the year ended December 31, 2023, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

Short Term Sublease

On March 1, 2022, the Parent entered into a sublease agreement whereby the Parent subleased office space in San Francisco, California to a third party. The sublease expired on January 31, 2023. Since the Company capitalized the main lease associated with the Parent's sublease and since the sublease term is less than a year, the Company classified this lease as short-term and recognized the lease payments as received.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company's net capital was $1,827,220, which was $1,795,448 above its net capital requirement of $31,772. The Company's aggregate indebtedness to net capital ratio was .2608 to 1.

7. Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2023, 100% of the receivable of $7,427 was related to one customer.

8. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

9. Subsequent Events

The Company has evaluated subsequent events through February 20, 2024, the date which the financial statements were issued.